[JVM1]
	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549



FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

	Commission File Number 33-97670


	MMCA AUTO OWNER TRUST 1995-1
	(MMCA Auto Receivables, Inc. - Originator)
	_______________________________________________
	(Exact name of Registrant as specified in its charter)


	6363 Katella Avenue, Cypress CA 90630-5205 (714) 236-1592
	_______________________________________________
	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


5.70% Asset Backed Notes

	(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) and 15(d) remains): NONE


Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duties to file reports:

Rule 12g-4(a)(1)(i)		[   ]		Rule 12h-3(b)(1)(i)	[   ]
Rule 12g-4(a)(1)(ii)		[   ]		Rule 12h-3(b)(1)(ii)	[   ]
Rule 12g-4(a)(2)(i)		[   ]		Rule 12h-3(b)(2)(i)	[   ]
Rule 12g-4(a)(2)(ii)		[   ]		Rule 12h-3(b)(2)(ii)	[   ]
Rule 15d-6		[X]

Approximate number of holders of record as of the certificate or notice date: NONE

Pursuant to the requirements of the Securities Exchange Act of 1934, MMCA Auto Receivables, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 18, 2000	MMCA AUTO RECEIVABLES, INC.
(Registrant)


/Signatures/


Hideyuki Kitamura
Secretary and Treasurerp